Term Sheet (To Prospectus dated March 30, 2012, Series L Prospectus Supplement dated March 30, 2012, and Product Supplement CLN-3 dated April 4, 2012) October 18, 2012	Filed Pursuant to Rule 433 Registration No. 333-180488

Commodity-Linked Notes Linked to the S&P GSCI® Index Total Return, due November 25, 2013

Issuer:	Bank of America Corporation

Pricing Date:	October 18, 2012

Issue Date:	October 25, 2012

Stated Maturity Date:	November 25, 2013

Aggregate Principal Amount:	$6,800,000

Underlying Index:	The S&P GSCI® Index Total Return (Bloomberg symbol: “SPGCCITR”)

Starting Value:	TBD

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-3.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.30% per annum, as described on page S-19 of product supplement CLN-3 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 25th of each calendar month, commencing on November 25, 2012.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Plus 0 basis points

Initial Optional Redemption Date:	October 25, 2012

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	TBD

	Per Note	Total
Public Offering Price(1)	$100,000	$6,800,000
Underwriting Discount	$0	$0

Proceeds, before expenses, to Bank of America Corporation	$100,000	$6,800,000

(1)	Plus accrued interest from October 25, 2012 if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-5 of the prospectus supplement, and page 8 of the prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about October 25, 2012 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

THE UNDERLYING INDEX

The Underlying Index reflects the returns of the S&P GSCI® Index Excess Return and interest earned on hypothetical fully collateralized contract positions on the commodities included in the S&P GSCI® Index. See “The Underlying Indices—S&P GSCI® Index” beginning on page S-39 of product supplement CLN-3 for information about the Underlying Index. S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of S&P discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-3 entitled “Description of the Notes—Discontinuance of an Underlying Index” beginning on page S-28. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. S&P GSCI® is a trademark of S&P. This trademark has been sublicensed for certain purposes by our subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”). The Underlying Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S. The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or their respective affiliates, and none of S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates makes any representation regarding the advisability of investing in the Notes.

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We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the product supplement, the prospectus supplement, and the prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

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